General interest press release

Siemens and Western Copper & Gold Corp. sign MoU for electrical mining equipment for Casino Open Pit Mining Project

Oakville, ON, May 15th, 2014

Joint Press Release by Siemens and Western Copper & Gold.

Siemens Canada Ltd. and Western Copper & Gold (TSX:WRN; NYSE MKT:WRN) intend to enter into negotiations without undue delay for the purpose of developing a concept for integrated electrical mining equipment from Siemens for the Casino Mining Project. This offer includes all the electrical mining equipment related to the Project, including, without limitation, the Power Plant, Mill Drives, High, Medium and Low Voltage Switchgear, Transformers, Motors and Drives, Mechanical Drives and related Automation and Instrumentation.

“Establishing a concept with a solid and innovative company such as with Siemens is an important step for Western as we continue to hit our stated milestones and advance the world class Casino Project towards build-out.”, states Paul West-Sells, President and COO of Western Copper and Gold.

More information about Siemens Mining Technology is available at:
www.siemens.com/mining

About Siemens in Canada
For more than 100 years the innovative ideas from Siemens have helped make Canada a better place. From the Atlantic to Pacific oceans, more than 4,500 employees in Canada work together to provide answers that last in the fields of industry, energy, healthcare and infrastructure solutions for cities. Since it was federally chartered in 1912, Siemens has stood for technical achievements, innovation, quality and reliability. Sales for Siemens in Canada in fiscal 2013 (ended September 30), were $2.0 billion CAD. The company has 46 offices and 18 manufacturing / assembly facilities across Canada. www.siemens.ca

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is a mining company focused on developing its billion-tonne Casino project. This large copper-gold deposit is located in Canada’s politically stable Yukon Territory. Having completed a Feasibility Study in 2013 and submitted an Environmental Assessment Application in 2014, Western is now moving through the permitting process and preparing for mine construction.
www.westerncopperandgold.com

Press Contact:
Ann Adair, Vice President, Communications and Strategy
Siemens Canada Limited
Phone: 416.567.7831
E-mail: ann.adair@siemens.com
Follow us: www.twitter.com/siemensincanada

Paul West-Sells
President and COO,
Western Copper and Gold
Phone: 604.684.9497
Email: info@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the development of a concept for integrated electrical mining equipment, permitting and construction in connection with the Casino Mining Project. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that a concept will be developed for integrated electrical mining equipment for the Casino Mining Project on terms that are acceptable to the Company, regulatory approvals and permitting of the Casino Mining Project will be obtained in a timely manner and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.